SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2005

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82-______________


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      Attached hereto as Exhibit 1 and incorporated herein by reference is the
Registrant's press release dated August 1, 2005.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMERICAN ISRAELI PAPER MILLS LTD.

                                            (Registrant)


                                            By: /s/ Lea Katz
                                                --------------------------------
                                                Name:  Lea Katz
                                                Title: Corporate Secretary

Dated: August 2, 2005


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                                  EXHIBIT INDEX

      EXHIBIT NO.           DESCRIPTION

             1.             Press release dated August 1, 2005


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                                    Exhibit 1

                                             Client:  AMERICAN ISRAELI
                                                      PAPER MILLS, LTD.

                                             Agency Contact:  PHILIP Y. SARDOFF

                                             For Release:      IMMEDIATE

              AMERICAN ISRAELI PAPER MILLS LTD. SIGNED AN AGREEMENT
                             WITH THETIS SEA GROUP

Hadera, Israel, August 1, 2005 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company") announced that on July 29, 2005 it had signed an agreement in London with Thetis Sea Group for the purchase of natural gas. The purchased gas will provide the Company's needs for the next few years for the operation of its cogeneration power plant in its Hadera site, which will be converted to use natural gas rather than fuel oil.

The supply of the gas according to the agreement will commence upon the completion of the pipeline and the facilities required in the Company's site, the operation of which is expected in July 2006, and will be terminated upon the earliest of the following:

      (1)   5 years after the date of commencement of the gas flow;

      (2)   the time at which the Company shall have purchased an aggregate of
            0.43 BCM of natural gas from Thetis Sea Group;
      but not later than July 1, 2011.

Total estimated amount of the consideration to be paid by the Company to Thetis Sea Group under the agreement is about $40 million throughout its term.

Simultaneously, as previously announced, the Company is continuing to advance and review the project of establishing a new power plant at its site in Hadera according to the basic permit for an electricity production license, which it received from the Israeli Ministry of National Infrastructures.